UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER
                                                             1-7234

                                                           CUSIP NUMBER
                                                             36225V 10 4

[x] Form 10-K [  ] Form 20-F  [  ]  Form 11-K   [  ] Form 10-Q   Form N-SAR

         For Period Ended: December 31, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):    9 West 57th Street

City, State and Zip Code:    New York, NY 10019

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]     (b) The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's  statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 2000 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-K and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

        (1)Name and telephone number of person to contact in regard to this notification:

          Andrea D. Kantor             212                       230-9516
        ----------------------    -------------        -----------------------
               Name                 Area Code                 Telephone Number

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes
            [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quatitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

GP Strategies Corporation incurred a net loss of $7,622,000 or $.59 per share for the quarter ended December 31, 2000 compared to a net loss of $12,814,000 or $1.12 per share for the quarter ended December 31, 1999. Included in the loss for the fourth quarter of 2000 are (i) losses on trading securities of $11,182,000 relating to the Company's investment in Millennium Cell Inc. and
(ii) a non cash loss of $2,698,000 relating to the Company's investment in GSE Systems, Inc. These losses were offset by an income tax benefit of $4,093,000 and a non cash credit of $2,354,000 relating to a deferred compensation plan.

Net sales in the Manufacturing, Process and Energy businesses increased 16% from $36,737,000 in the fourth quarter of 1999 to $42,480,000 in the fourth quarter of 2000. However, net sales for the fourth quarter of 2000 decreased by $304,000 from the fourth quarter of 1999, reflecting a decrease of $5,909,000 in the IT segment due to the shut down of the IT open enrollment business in the third quarter of 2000. In addition, despite the losses generated from the IT open enrollment operations, the Company has reduced its total debt by approximately $4.7 million from year-end 1999 and intends to further reduce its indebtedness.

                            GP STRATEGIES CORPORATION

                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    March 30, 2001                     BY: Scott N. Greenberg, Executive
                                                Vice President and Chief
                                                Financial Officer